Jay B. Stephens	Raytheon Company
Senior Vice President, General	870 Winter Street
Counsel and Secretary	Waltham, Massachusetts
781.522.5096	02451-1449 USA
781.522.6471 fax

December 21, 2007

Confidential Communication

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Daniel Morris
Mail Stop 3561

Re:	Raytheon Company (“Raytheon,” or the “Company”)
Definitive Proxy Statement on Schedule 14A,
as filed on March 21, 2007 (Commission File No. 001-13699)
(the “2007 Proxy Statement”)

Dear Mr. Morris:

We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated December 10, 2007 (the “Comment Letter”) relating to our letter dated October 26, 2007 (the “Raytheon Response Letter”) responding to your initial letter dated September 26, 2007 (the “Initial Comment Letter”) regarding the 2007 Proxy Statement. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and also are delivering a copy of the submission to your attention via overnight courier.

We have noted below all responses for which we request, pursuant to Commission Rule 83, confidential treatment from disclosure under the Freedom of Information Act or otherwise. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request of confidentiality.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

1.	We note your response to prior comment 1. Please confirm that you will provide disclosure with respect to your related person transaction policies within the filing itself rather by cross-reference to your website.

Company Response:

In response to the Staff’s comment, we confirm that in future filings we will provide disclosure with respect to Raytheon’s related person transaction policies within the filing itself, rather than by cross-reference to our website.

2.	In your response to prior comment 3, you have indicated that you will provide in future filings “certain additional details regarding the Company’s benchmarking activities.” The meaning of this representation is unclear to us. We re-issue the prior comment and specifically request that you confirm that you will comply with the prior comment in future filings.

Company Response:

In response to the Staff’s comment, we reiterate our benchmarking activities discussion in the Raytheon Response Letter in response to your prior comment 3 from the Initial Comment Letter and confirm that we will include in future filings a discussion, to the extent applicable, of how we benchmark specific elements of compensation and total compensation for our named executive officers, and will identify the companies that comprise each benchmarked group. We also will include a discussion, to the extent applicable, of where we target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Furthermore, to the extent actual compensation was outside a targeted percentile range, we will explain why.

3.	While we note your response to prior comments 4, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors, including the specific amounts of their competitive bids, and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Items 402(b) of Regulation S-K. Please refer to prior comment 4 for additional guidance, as appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

Company Response:

We provide the following additional detailed analysis in support of our conclusion that the disclosure of the Sensitive Requested Information (as defined in the Raytheon Response Letter) could result in competitive harm and should be omitted on that basis. In order to put that additional analysis into context, we repeat below a portion of our original response to prior comment 4 and add an example to illustrate specifically how a competitor could use the information to our disadvantage and cause us competitive harm.

[REMAINDER OF THIS ARGUMENT IS OMITTED. CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY PURSUANT TO COMMISSION RULE 83.]

4.	Further, we note that you omitted your response to prior comment 4 from the response letter that you filed with the Commission via EDGAR on October 26, 2007. Your redaction of the entire response to prior comment 4 appears to be overly broad. We request that you file via EDGAR your response to our prior comment 4 and limit any redactions to the specific portions of your response for which you are requesting confidential treatment.

Company Response:

Set out below is your prior comment 4 from the Initial Comment Letter and our response from the Raytheon Response Letter, with redaction only of the specific portion for which we are requesting confidential treatment.

Please provide a quantitative discussion of all of the necessary targets to be achieved in order for your executive officers to earn their annual and long-term incentive compensation. Although you have disclosed the metrics upon which performance will be measured (bookings, net sales, etc.), you have not, in each instance, disclosed the specific targets. For example, you have not disclosed your annual targets for bookings, net sales or long-term targets for total shareholder return. Please clearly explain how your incentive awards are specifically structured around such performance goals and individual objectives. Note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of target information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Company Response:

The specific performance targets used by the Company to determine the incentive amounts payable to its executive officers include, among other things, financial targets that were prospective in nature at the time that they were established. We use financial and strategic targets in two contexts: (1) to determine the funding level of our annual Results Based Incentive (“RBI”) program by reference to annual performance in the five areas of bookings, net sales, free cash flow, operating profit from continuing operations and return on invested capital, and (2) to determine the payout of overlapping three-year performance shares under our Long-Term Performance Plan (“LTPP”) by reference to Raytheon’s average return on invested capital, internal cumulative free cash flow, and percentile ranking in total shareholder return relative to a core peer group, over such three-year periods.

As further discussed below, we do not believe that it is appropriate to disclose the actual performance targets (other than the historical LTPP performance targets for completed cycles) because the disclosure of such performance targets would result in competitive harm to Raytheon.

We refer to Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), which provides that:

“a registrant need not disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b–2 (17 CFR 240.24b–2), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. A registrant is not required to seek confidential treatment under the procedures in Securities Act Rule 406 and Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm in reliance on this instruction; however, in that case, the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.”

After reviewing Instruction 4, and after considering the requested information as it relates to quantitative disclosure of specific targets for particular performance measures (such information, the “Requested Information”), we believe that some of such information is sensitive confidential commercial and/or financial information the disclosure of which would result in competitive harm to Raytheon. (In the remainder of this response, we refer to the Requested Information other than the historical LTPP performance targets for completed awards as the “Sensitive Requested Information.”) In reaching this conclusion, we have considered the provisions of the Freedom of Information Act (5 U.S.C. § 552) (“FOIA”) (including, without limitation, the exemption set forth in § 552(b)(4) (“FOIA Exemption 4”)), Rule 24b-2 under the Exchange Act, and Division of Corporation Finance Staff Legal Bulletin No. 1, as amended.

Basis for Confidential Treatment of the Requested Information

FOIA Exemption 4 protects from disclosure matters that are “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4). Courts have construed the exemption as creating two distinct substantive requirements: the information must be (1) commercial or financial and (2) privileged or confidential. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 830 F.2d 278, 281 (D.C. Cir. 1987) (hereinafter “Critical Mass I”), rev’d on other grounds by 975 F.2d 871 (1992) (en banc). Set forth below is an analysis of the Sensitive Requested Information in view of the two substantive requirements of the exemption. Based on this analysis, we concluded that confidential treatment of the Sensitive Requested Information is appropriate.

1.	The Requested Information satisfies the first substantive requirement of FOIA Exemption 4 because it contains commercial and financial information.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

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United States Securities and Exchange Commission

December 21, 2007

Under the first requirement of FOIA Exemption 4, the information to be kept confidential must contain commercial and financial information. The Requested Information contains sensitive, non-public financial information that was prospective in nature at the time of its creation, including (i) strategic targets for bookings, net sales, free cash flow, operating profit from continuing operations and return on invested capital, and (ii) long-term targets or forecasts for return on invested capital and internal cumulative free cash flow, and how Raytheon’s total shareholder return over the next three years might rank within its core peer group. Accordingly, the Sensitive Requested Information is both commercial and financial under the ordinary meanings of those terms because it relates to the operations of the business – both from an internal and an external perspective. See Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (stating that the terms “commercial” and “financial” in FOIA Exemption 4 should be given their ordinary meanings); Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1980) (withholding commercial information of company profit rate, actual loss data, general and administrative expense rates, projected scrap rates and learning curve data).

2.	The Sensitive Requested Information satisfies the second substantive requirement of FOIA Exemption 4 because it is confidential in that its disclosure to the public would likely cause substantial harm to the competitive position of Raytheon.

In determining whether commercial and financial information is confidential under FOIA Exemption 4, courts have considered (1) whether the information was of “the type which would customarily not be released to the public by the person from whom it was obtained,” and (2) whether “non-disclosure is justified by the legislative purpose which underlies the exemption.” Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 873 (D.C. Cir. 1992) (en banc) (hereinafter “Critical Mass II”) (quoting Sterling Drug, Inc. v. F.T.C., 450 F.2d 698, 709 (D.C. Cir. 1971)).

a)	The Sensitive Requested Information is not the type of information that is customarily released to the public by the person from whom it was obtained.

The Sensitive Requested Information is not the type of information that Raytheon, or most other companies, would customarily release to the public. Specifically, we historically have not and do not disclose to the public the Company’s internal prospective performance targets or its internal strategic financial targets. Rather,

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

we consider this information to be sensitive and proprietary in nature, as it relates to Raytheon’s strategic vision and business plan, Raytheon’s internally developed financial models, and Raytheon’s knowledge of the industry and its role in the industry. Accordingly, the Sensitive Requested Information contains information that Raytheon otherwise would have been under no obligation to disclose and would not otherwise voluntarily disclose, other than in response to this Comment No. 4.

b)	Non-disclosure of the Sensitive Requested Information is justified because disclosure to the public would likely cause substantive harm to the competitive position of Raytheon

With regard to the second consideration to determine confidentiality, courts have stated that the FOIA exemptions exist, among other reasons, to safeguard private interests by “protect[ing] persons who submit financial or commercial data to government agencies from the competitive disadvantages which would result from its publication.” Critical Mass II, 975 F.2d at 873. From the consideration of the legislative purpose of the FOIA exemption, the D.C. Circuit developed a two-part test that defines as confidential “any financial or commercial information whose disclosure would be likely either ‘(1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.’” Critical Mass II, 975 F.2d at 878 (quoting National Parks and Conservation Assoc. v. C. B. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see Securities Act Release No. 6495, 1983-84 Transfer Binder, Fed. Sec. L. Rep. (CCH) ¶83,443 (November 1, 1983) (stating that the Commission relied on the National Parks test for confidentiality under exemption (b)(4) of 17 C.F.R. § 200.80); see also Continental Stock Transfer and Trust Co. v. Securities and Exchange Commission, 566 F.2d 373 (2d. Cir. 1977) (applying two-part test to Commission denial of confidential treatment of information sought pursuant to 17 C.F.R. § 200.80(b)(4)).

In order to show that disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained, courts have stated that there is no need for the person requesting the application of such exemption to show “actual competitive harm.” Instead, it is sufficient if the person can show “actual competition” and a “likelihood of substantial competitive harm.” See Gulf & Western Indus., 615 F.2d at 530; see also Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976). Subsequently, the courts have taken the “mosaic” approach to sustain a finding of substantial harm, protecting information that would not in and of itself cause harm

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

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United States Securities and Exchange Commission

December 21, 2007

if released but would be harmful if combined with other information available to the requester. See Timken Co. v. United States Customs Service, 531 F. Supp. 194, 197-198 (D.D.C. Feb. 26, 1981) (pricing and market data found protectible).

For these reasons set forth below, we consider the Sensitive Requested Information to be confidential because its “disclosure would be likely to cause substantial harm to the competitive position” of Raytheon. Critical Mass II, 975 F.2d at 878.

First, we believe that any public dissemination of the Sensitive Requested Information would be likely to cause substantial competitive harm to Raytheon by unfairly giving its direct competitors information concerning Raytheon’s internal financial targets, which are the product of Raytheon’s strategic vision, financial models, business plan and assessment of the industry and Raytheon’s role in the industry. [REMAINDER OF THIS ARGUMENT IS OMITTED. CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY PURSUANT TO COMMISSION RULE 83.]

We distinguish for this purpose the disclosure of historical three-year LTPP performance targets for completed awards (which we agree to disclose in future filings) from disclosure of performance targets under on-going LTPP awards and short-term RBI targets for the year just completed (which we believe would result in competitive harm). The reason for this distinction is that the more recently established targets, such as annual targets for the year just completed or for LTPP performance cycles still on-going, are more relevant to Raytheon’s then-current outlook and competitive environment and provide a greater opportunity for its competitors to use that information to Raytheon’s disadvantage, as described above. By the time a three-year LTPP award cycle is completed, more than three years would have passed since those targets were established, and the sensitivity of that information from a competitive standpoint would have substantially lessened.

Second, Raytheon’s competitors may use information about Raytheon’s compensation structure as a basis to solicit Raytheon’s most important employees, or to prevent Raytheon from hiring other talented individuals. Due to the Company’s business and industry, and the extensive and unique qualifications required for individuals to perform well within that industry, there are limited opportunities for Raytheon to identify, attract and retain top level individuals to serve the Company, and the competition to attract such individuals has grown more intense than ever. The disclosure of the Sensitive Requested Information would impair Raytheon’s ability to attract and retain such individuals, as competitors leverage that information against Raytheon, and, accordingly, would harm Raytheon from a competitive standpoint.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

On the basis of the arguments set forth above, it is our view that the Requested Information (other than the historical three-year LTPP performance targets for completed awards) clearly constitutes confidential information the disclosure of which would result in competitive harm to Raytheon. We understand that the Company is required to represent to the Staff that it has maintained in confidence the Sensitive Requested Information, and we hereby make such representation to the Staff.

Proposed Improvements on Current Disclosure

We note that Instruction 4 (as reproduced above) contemplates that, in lieu of providing confidential information, a registrant should endeavor to discuss how difficult it will be for the executive officers, and/or how likely it will be for the registrant, to achieve the undisclosed target levels or other factors. We also note that, pursuant to the language of Comment No. 4, the Staff is of the position that general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

In light of the foregoing, we will endeavor in the Company’s future filings that require disclosure pursuant to Item 404 of Regulation S-K to provide meaningful information regarding the level of difficulty, or ease, associated with achieving performance goals and to provide insight into the factors considered by the Management Development and Compensation Committee prior to the awarding of performance-based compensation, such as historical analyses or correlations between historical practice and the incentive parameters set for the relevant fiscal period.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

December 21, 2007

If you have any questions, or require any additional information, please feel free to contact me at (781) 522-5096.

Yours truly,

/s/ Jay B. Stephens
Jay B. Stephens

Enclosures

cc:	William H. Swanson
Keith J. Peden

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83